SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 7)1

Concurrent Computer Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
206710402
(CUSIP Number)
Julian Singer, 2200 Fletcher Avenue, Suite 501, Fort Lee, NJ 07024, Tel: (201) 592-3400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 27, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 12 pages

________________________________

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	206710402	13D/A7	Page 2 of 12

1	NAME OF REPORTING PERSON
Julian Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[X]
(b)	[ ]
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
898,336
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
898,336
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
898,336
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.4%
14	TYPE OF REPORTING PERSON*
IN

CUSIP No.	206710402	13D/A7	Page 3 of 12

1	NAME OF REPORTING PERSON
JDS1, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[X]
(b)	[ ]
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
898,336
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
898,336
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
898,336
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.4%
14	TYPE OF REPORTING PERSON*
OO

CUSIP No.	206710402	13D/A7	Page 4 of 12

1	NAME OF REPORTING PERSON
Wayne Barr, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[X]
(b)	[ ]
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
0
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%
14	TYPE OF REPORTING PERSON*
IN

CUSIP No.	206710402	13D/A7	Page 5 of 12

1	NAME OF REPORTING PERSON
Richard Ramlall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[X]
(b)	[ ]
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
0
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%
14	TYPE OF REPORTING PERSON*
IN

CUSIP No.	206710402	13D/A7	Page 6 of 12

1	NAME OF REPORTING PERSON
Matthew Stecker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[X]
(b)	[ ]
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
0
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%
14	TYPE OF REPORTING PERSON*
IN

SCHEDULE 13D/A7

This constitutes Amendment No. 7 (the “Amendment No. 7”) to the statement on Schedule 13D filed on behalf of Julian Singer, dated and filed February 16, 2016 (as amended, the “Statement”), relating to the common stock, $0.01 par value per share (the “Common Stock”), of Concurrent Computer Corporation (the “Issuer”). Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 2. Identity and Background.

Item 2 of the Statement is hereby amended and restated as follows:

(a) This Statement is being filed by:

(i) JDS1, LLC, a Delaware limited liability company (“JDS1”);

(ii) Julian Singer, the managing member of JDS1;

(iii) Wayne Barr, Jr., a nominee for the board of directors of the Issuer (the “Board”);

(iv) Richard Ramlall, a nominee for the Board

(v) Matthew Stecker, a nominee for the Board; and

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) Mr. Singer’s and JDS1’s principal place of business is 2200 Fletcher Avenue, Suite 501, Fort Lee, NJ 07024. Mr. Barr’s principal business address is 7208 Falls of Neuse Road, Suite 101, Raleigh, NC 27615. Mr. Ramlall’s principal business address is 20391 Old Grey Place, Ashburn, VA 20147. Mr. Stecker’s principal business address is 711 South Bryn Mawr Avenue, Bryn Mawr, PA 19010.

(c) Mr. Singer’s principal occupation is investing assets held in JDS1 and certain other entities. JDS1’s principal business is investing assets. Mr. Barr’s principal occupation is principal of Oakleaf Consulting Group LLC. Mr. Ramlall’s principal occupation is president of Ramlall Partners LLC. Mr. Stecker’s principal occupation is senior policy advisor to the U.S. Department of Commerce.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs. Singer, Barr, Ramlall and Stecker are citizens of the United States of America. JDS1 is a Delaware limited liability company.

Item 4. Purpose of the Transaction

Item 4 of the Statement is hereby amended to add the following:

On July 27, 2016, JDS1 delivered a letter to the Issuer (the “Nomination Letter”) nominating a slate of three highly qualified director candidates, including Wayne Barr, Jr., Richard Ramlall, and Matthew Stecker (collectively, the “Nominees”), for election to the Board at the Issuer’s 2016 annual meeting of stockholders (the “Annual Meeting”). The Reporting Persons believe that significant change to the composition of the Board is warranted given the long-tenured nature of the Board, the qualifications of their Nominees and the long-term underperformance of the Issuer.

JDS1 has engaged, and remains open to continuing to engage, with the Board and management of the Issuer to reach a mutually agreeable resolution that would avoid the need for an election contest at the Annual Meeting. While JDS1 believes that one of the Issuer’s settlement proposals was substantially adequate, the Issuer subsequently determined that it would not be willing to settle on the terms that were previously proposed by the Issuer. JDS1 believes that the Issuer’s subsequent proposals have been inadequate and the Issuer has rejected JDS1’s settlement proposals.

JDS1’s independent, highly qualified director candidates include:

Wayne Barr, Jr., age 52, is managing director of Alliance Group of NC, LLC, a full service real estate firm providing brokerage, planning and consulting services throughout North Carolina to a wide variety of stakeholders including landowners, developers, builders and investors, a position he has held since January 2013. Mr. Barr is also the principal of Oakleaf Consulting Group LLC, a management consulting firm focusing on technology and telecommunications companies, which he founded in 2001. Mr. Barr also co-founded and was president from 2003 to 2008 of Capital & Technology Advisors, a management consulting and restructuring firm. Mr. Barr has served as a director of HC2 Holdings, Inc. since January 2014, where he served as chair of the audit committee from January 2014 until June 2016. Mr. Barr has previously served on the boards of directors of Anacomp, Leap Wireless International, NEON Communications and Globix Corporation. Mr. Barr received his JD from Albany Law School of Union University and is admitted to practice law in New York State. He is also a licensed real estate broker in the state of North Carolina.

JDS1 selected Mr. Barr as a nominee because he brings a wide range of experience serving as an executive, including serving as a director of other publicly traded companies. Mr. Barr also has knowledge regarding, and experience with, accounting matters.

Richard R. Ramlall, 60, is President of Ramlall Partners LLC, and provides investor relations, financial and regulatory due diligence and compliance, business development, strategic planning, and public relations consulting to public and private organizations. He also was selected to the 2014-2016 Advisory Board of the Washington Wizards NBA Franchise. Mr. Ramlall has served as a director of Evolving Systems, Inc. since March 2008, where he also served on the compensation and governance committees, and also served as the acting CFO of a private firm, Kika Holdings from March 2014 to December 2015, and as Senior Regulatory Adviser for Primus Telecommunications Group. Prior to his Senior Regulatory Adviser position with Primus, from November 2010 to August 2013, he served as Senior Vice President, Corporate Development and Chief Communications Officer of Primus Telecommunications Group, Incorporated, a leading provider of advanced communication solutions, including broadband Internet, traditional and IP voice, data, mobile services, collocation, hosting, and outsourced managed services to business and residential customers in the United States, Canada and Australia. From March 2005 to August 2010, he served as Senior Vice President, Strategic External Affairs and Programming at RCN Corporation, a leading broadband provider of video, data, and voice services to residential, business and commercial/carrier customers. Mr. Ramlall formerly served on the Alzheimer’s Association—National Capital Area Board of Directors from 2008-2012 and as a director on the boards of a number of private company. Mr. Ramlall holds an M.G.A. (Technology Management) and a B.S. in Business Administration from the University of Maryland.

JDS1 selected Mr. Ramlall as a nominee because of his years of experience serving as an executive, including operational, corporate development and mergers and acquisitions experience, as well as his service as a director of other publicly traded companies. Mr. Ramlall also has knowledge regarding, and experience with, investor relations and compliance and the cable industry.

Matthew Stecker, age 47, has served as a Senior Policy Advisor to the United States Department of Commerce since November 2014 and currently serves on the boards of Evolving Systems, Inc., where he also served on the audit committee, and Live Microsystems, Inc. Mr. Stecker previously served as a director for HealthWarehouse.com Inc. from December 2010 to August 2013, where he also served on the compensation committee, and MRV Communications from April 2013 to June 2016, where he served as the chairman of the audit committee. Previously, from January to November 2014, Mr. Stecker served as the Vice President of Mobile Entertainment for RealNetworks. From November 2009 to December 2013, he served as CEO of Live MicroSystems, Inc., and from April 2005 to November 2009 he was a senior executive in both Telecom Operations and Strategy at Cartesian, Inc. Mr. Stecker received his JD from the University of North Carolina at Chapel Hill School of Law and holds a BA in Political Science and Computer Science from Duke University.

JDS1 selected Mr. Stecker as a nominee because of his 20 years of experience as a public company executive and his service on the boards of directors of other publicly traded companies and his deep industry knowledge and experience.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated as follows:

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 9,550,309 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q filed on May 3, 2016.

A. JDS1, LLC

(a) As of the date hereof, JDS1 beneficially owns 898,336 shares of Common Stock, which shares are held directly by JDS1.

Percentage: Approximately 9.4%

(b) 1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 898,336

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 898,336

(c) The following table details the transaction effected by JDS1 since the filing of Amendment No. 6 to the Statement:

Date of Transaction	Number of Shares Purchased	Price Per Share
July 26, 2016	3,800	$5.10

B. Mr. Singer

(a) As of the date hereof, Mr. Singer, as the managing member of JDS1, beneficially owns 898,336 shares of Common Stock held by JDS1.

Percentage: Approximately 9.4%

(b) 1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 898,336

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 898,336

(c) The following table details the transaction effected by Mr. Singer through JDS1 since the filing of Amendment No. 6 to the Statement:

Date of Transaction	Number of Shares Purchased	Price Per Share
July 26, 2016	3,800	$5.10

C. Messrs. Barr, Ramlall and Stecker

(a) As of the date hereof, none of Messrs. Barr, Ramlall or Stecker beneficially owns any shares of Common Stock.

Percentage: Approximately 0.0%

(b) 1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c) None of Messrs. Barr, Ramlall and Stecker has entered into any transactions in the Shares in the last 60 days.

As of the date hereof, the Reporting Persons collectively beneficially owned an aggregate of 898,336 shares of Common Stock, constituting approximately 9.4% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the shares of Common Stock directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such shares.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended to add the following:

On July 27, 2016, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the Annual Meeting (the “Solicitation”), and (c) JDS1 agreed to bear all expenses incurred in connection with the Solicitation, including approved expenses incurred by any of the parties in connection with the Solicitation. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to letter agreements, JDS1 has agreed to indemnify each of Messrs. Barr, Ramlall and Stecker against any and all claims of any nature arising from the Solicitation and any related transactions. A form of the indemnification letter agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended to add the following exhibits:

99.1	Joint Filing and Solicitation Agreement by and among JDS1, LLC, Julian Singer, Wayne Barr, Jr., Richard Ramlall, Matthew Stecker, dated July 27, 2016.

99.2	Form of Indemnification Letter Agreement.

99.3	Powers of Attorney.

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 28, 2016

JDS 1, LLC

By: /s/ Julian Singer
Name: Julian Singer
Title: Manager

/s/ Julian Singer
Julian Singer
Individually and as attorney-in-fact for Wayne Barr, Jr., Richard Ramlall, Matthew Stecker